



Bill Mastin · 3rd

Chief Revenue Officer (CRO) at Topia

Park City, Utah, United States · **Contact info**

500+ connections

 **Topia**

LSU **Louisiana State University**

Experience

 **Chief Revenue Officer (CRO)**
Topia · Full-time
Jun 2019 - Present · 2 yrs 10 mos
Greater Salt Lake City Area

Global sales responsibility - New & existing clients
Solution consultant team & enablement

ltg **Learning Technologies Group plc**
3 yrs 2 mos
Greater Salt Lake City Area

 **PeopleFluent - EVP global sales, alliances and account mangement**
Sep 2018 - Jun 2019 · 10 mos

https://www.peoplefluent.com/
Responsible for global sales, account management, renewals, resellers - 85M business

 **NetDimensions - Senior Vice President global sales, alliances and account management**
Apr 2017 - Sep 2018 · 1 yr 6 mos

https://www.peoplefluent.com/
Responsible for global sales, account management, renewals, resellers - 23M business

 **LEO Learning - Managing Director/CEO**
May 2016 - Apr 2017 · 1 yr

https://leolearning.com/
Responsibility over the LEO Learning North American business.

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 **Saba Software**
2 yrs 11 mos
Greater Salt Lake City Area

 **VP, Worldwide Professional Services**
Sep 2014 - May 2016 · 1 yr 9 mos

Key Contributions:
· Global services sales responsibility. project delivery responsibility, customer sat. - 25M business

 **VP, North America Professional Services**
Jul 2013 - Sep 2014 · 1 yr 3 mos

Key Contributions:
· Led transformation of project methodology from waterfall to agile. Including redefining packaging, offerings and go to market strategy for services.

 **Director, Consulting**
Peoplefluent
Jan 2013 - Jul 2013 · 7 mos
Greater Salt Lake City Area

Director, Managed Services

Developed packaged offering & go-to-market strategy to build managed services practice



Saba Software
12 yrs 1 mo

Senior Director, Services
2004 – 2012 · 8 yrs
Greater Salt Lake City Area

Senior Director, Services Sales (2012 to 2013)
Senior Director, Global Services/Cloud Deployment Group (2010 to 2012)

Managing Director
2009 – 2010 · 1 yr
Sydney, Australia

Based in Sydney, owned P&L for Professional Services for APAC region spanning from China to New Zealand. Selected, negotiated with, enabled and managed vendors and partners. Oversight for offshore product development, holding contracted partners to standards for quality. Cultivated and managed client relations, serving as

Project Manager & Consultant - THINQ Learning Solutions (Acquired by Saba Software 2005)
2000 – 2004 · 4 yrs
Greater Atlanta Area

THINQ Learning Solutions (Acquired by Saba Software 2005)
Consultant, Project Management, Sales Support, Domestic and International. Worked with some of the largest global organizations Learning Solutions in the world.

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Education



Louisiana State University
BA, Sociology
1991 - 1994



Forest Lake Senior High School
1986 - 1989